FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-157882

DATED MAY 19, 2009

STATE STREET CORPORATION

$500,000,000 4.30% Senior Notes due 2014

Final Pricing Details

Issuer:	State Street Corporation
Security:	4.30% Senior Notes due May 30, 2014
Aggregate Principal Amount:	$500,000,000
Trade Date:	May 19, 2009
Settlement Date (T+3):	May 22, 2009
Maturity Date:	May 30, 2014
Coupon:	4.30%
Price to Public (Issue Price):	99.905%
All-in-price:	99.605%
Yield to Maturity:	4.321%
Pricing Benchmark:	UST 1 7/8% Notes due April 30, 2014
UST Spot (Yield):	2.121%
Spread to Benchmark:	+ 220 basis points
Net Proceeds to Issuer:	$498,025,000
Interest Payment Period:	Semi-annually
Interest Payment Dates:	Each May 30 and November 30, commencing on November 30, 2009
Day Count Convention:	30/360
Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
Currency:	U.S. Dollars
CUSIP:	857477 AE3
ISIN:	US857477AE35
Expected Ratings:	A1 / A+ (Moody’s / S&P)[1]
Joint Book-Running Managers:	Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated

Co-Managers:	Banc of America Securities LLC
Credit Suisse Securities (USA) LLC
UBS Securities LLC

Junior Co-Managers:	Muriel Siebert & Co., Inc.
The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.